SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July, 2004

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of July, 2004.

List of Exhibits:

1.	Press release Statement re: Perrigo License.

Exhibit 1.

BioProgress PLC

05 July 2004

Press Release	5 July 2004

BioProgress plc

(‘BioProgress’ or ‘the Company’)

BioProgress names Perrigo as the US pharmaceutical company

which signed a global licensing agreement for TABWRAP(R)

Further to the announcement made by BioProgress plc, a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, on 8 March 2004, the Company is now pleased to confirm that Perrigo Company is the US pharmaceutical company with which it has executed an exclusive licensing agreement for its XGEL(R) TABWRAP(R) dosage form.

Perrigo Company is the USA’s largest manufacturer of over-the-counter (non-prescription) (‘OTC’) pharmaceutical and nutritional products sold by supermarket, drug, and mass merchandise chains under their own labels. Perrigo is also the largest producer of hard tablets in the world, supplying in excess of 30 billion tablets annually.

Perrigo has acquired an exclusive license for TABWRAP(R), one of the BioProgress XGEL(R) dosage forms in a specific market sector and for the territory of North America and the European Union. BioProgress will receive a payment of US$900,000 upon the first commercialisation, expected in 2005, and a single-figure percentage royalty based on Perrigo’s sales price of all products which use the TABWRAP(R) dosage form.

Graham Hind, Chief Executive Officer of BioProgress plc, said: ‘We are delighted to be working with Perrigo Company on specified uses of the TABWRAP(R) dosage form. Since our initial announcement our technical teams have been working closely together.’

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. This announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements.

The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

- Ends -

For further information:

BioProgress plc

Graham Hind, Chief Executive	Tel: +44 (0) 1354 655 674
grahamhind@bioprogress.com
www.bioprogress.com

Media enquiries:
Bankside

Henry Harrison-Topham / Heather Salmond	Tel: +44 (0) 20 7444 4140
henry.ht@bankside.com
www.bankside.com

Notes to editors:

BioProgress listed on AIM in May 2003 and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s patent portfolio comprises over sixty patents within sixteen patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

The Company has also developed patented and licensed the world’s first flushable ostomy pouch that offers a newly enhanced quality of life not previously possible for the end user. Market research shows the global ostomy market to be worth $1 billion annually.

The Company’s business model provides it with several significant revenue streams including sales of encapsulating machines and film, plus licence and fees for research development services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ ELIZABETH EDWARDS
Dated: July 5, 2004	Elizabeth Edwards
Chief Financial Officer